Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated March 25, 2026
Relating to Preliminary Prospectus dated March 25, 2026
Registration No. 333-291525

Ellington Credit Company
8.50% Notes Due 2031

Pricing Term Sheet
March 25, 2026

The following sets forth the final terms of the 8.50% Notes Due 2031 (the “Notes”) and should only be read together with the preliminary prospectus, dated March 23, 2026 relating to these securities (together, the “Preliminary Prospectus”) and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Ellington Credit Company (the “Fund”)
Title of the Securities:	8.50% Notes Due 2031 (the “Notes”)
Rating*+:	Egan-Jones Ratings Company: BBB
Type:	SEC Registered
Initial Aggregate Principal Amount Being Offered:	$50,000,000
Over-allotment Option:	The underwriters may also purchase from the Fund up to an additional $7,500,000 aggregate principal amount of Notes offered by this prospectus supplement and the accompanying prospectus within 30 days from the date of this prospectus.
Denomination:	The Fund will issue the Notes in denominations of $25 and integral multiples of $25 in excess thereof.
Initial Public Offering Price:	100% of the aggregate principal amount of Notes, plus accrued interest from March 30, 2026 if settlement occurs after that date.
Underwriting Discount:	3.125%, or $1,562,500 total (assuming the underwriters’ option is not exercised)
Net Proceeds to the Issuer, before Expenses:	96.875%, or $48,437,500 total (assuming the underwriters’ option is not exercised); $55,703,125 total (if the underwriters’ option is exercised in full)
Principal Payable at Maturity:	100% of the aggregate principal amount; the principal amount of each Note will be payable on its stated maturity date at the office of the Trustee for the Notes or at such other office in New York, New York as the Fund may designate.
Trade Date:	March 25, 2026
Original Issue Date:	March 30, 2026 (“T + 3”)
Maturity Date:	March 30, 2031
Interest Rate Coupon:	8.50%
Interest Payment Dates:	March 30, June 30, September 30 and December 30, commencing June 30, 2026.

Business Days:	Each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in the City of New York or another place of payment are authorized or obligated by law or executive order to close.
Optional Redemption:	On or after March 30, 2028 (the “Optional Redemption Date”), the Fund may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.
Change of Control: Offer to Repurchase

If a Change of Control Repurchase Event occurs, unless the Fund has exercised its right to redeem the Notes in full, holders of the Notes will have the right, at their option, to require the Fund to make an offer to repurchase any or all of the Notes for cash at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the date of purchase. See “Description of the Notes—Offer to Repurchase Upon a Change of Control Repurchase Event.”

Except as described above, holders of the Notes will not have the option to require the Notes to be repurchased or repaid prior to the stated maturity date.

Listing:	The Fund intends to list the Notes on The New York Stock Exchange within 30 days of the original issue date under the trading symbol “ELLA”.
CUSIP / ISIN:	288578 206 / US288578 206
Lead Book-Running Manager:	Piper Sandler & Co.
Joint Book-Running Managers:	Lucid Capital Markets, LLC, A.G.P./Alliance Global Partners
Lead Managers:	B. Riley Securities, Inc., Clear Street LLC and Muriel Siebert & Co., LLC
Trustee, Paying Agent, Registrar and Transfer Agent:	Wilmington Trust, National Association

* Note: Egan-Jones Ratings Company is a nationally recognized statistical rating organization (NRSRO). A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

+ Note: Beginning on the Optional Redemption Date, if at any time the Notes fail to carry a credit rating by a rating organization designated as a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act, whose status has been confirmed by the Securities Valuation Office of the National Association of Insurance Commissioners (each such organization, an “NRSRO”, and any such failure on or after the Optional Redemption Date, a “Ratings Event”), then the Fund will either: (i) use commercially reasonable efforts to obtain a credit rating on the Notes by an NRSRO (provided that no minimum rating will be required), or (ii) redeem the Notes within six months of such Ratings Event.

The Fund expects that delivery of the Notes will be made against payment therefor on or about March 30, 2026, which will be the third business day following the date of the pricing of the Notes (such settlement being herein referred to as “T+3”). Under Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day before the date of delivery hereunder will be required, by virtue of the fact that the Notes initially will settle in three business days, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement.

Investors should consider the Fund’s investment objectives, risks, charges and expenses carefully before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (“SEC”), contains this and other information about the Fund and the Notes and should be read carefully before investing. The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell securities and are not soliciting offers to buy securities in any jurisdiction where the offer or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A registration statement relating to these securities is on file with and has been declared effective by the SEC. Before you invest, you should read the Preliminary Prospectus and other documents the Fund has filed with the SEC for more complete information about the Issuer and this offering. The offering may be made only by means of a prospectus, copies of which may be obtained by writing Piper Sandler & Co. at 1251 Avenue of the Americas, 6th Floor, New York, NY 10020, by sending an e-mail to: FSG-dcm@psc.com; Lucid Capital Markets, LLC at 570 Lexington Ave., 40th Floor, New York, NY 10022, by sending an e-mail to: prospectus@lucid.com; or A.G.P./Alliance Global Partners at 590 Madison Avenue, 28th Floor, New York, NY 10022, by sending an email to: prospectus@allianceg.com; copies may also be obtained for free by visiting EDGAR on the SEC’s website at http://www.sec.gov.